 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number:  001-38777

CannTrust Holdings Inc.

(Name of registrant)

3280 Langstaff Road

Unit 1

Vaughan, Ontario

L4K 4Z8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CannTrust Holdings Inc.

Date: August 19, 2019	By:	/s/ Greg Guyatt
Name: Greg Guyatt Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News Release dated August 19, 2019. CannTrust Statement Regarding Notice of Product Return at Ontario Cannabis Store.